Exhibit 2

British American Tobacco p.l.c. (“the Company”)

01 October 2026

Issue of Shares

In accordance with PRM 1.6.4R, the Company (LEI: 213800FKA5MF17RJKT63) confirms that between 1 September 2026 and 30 September 2026 it has issued and allotted 9,636 ordinary shares of 25 pence each (ISIN GB0002875804) “Shares” in connection with the British American Tobacco p.l.c. Sharesave Scheme.

The Shares were admitted to trading on the London Stock Exchange Main Market under the Company’s existing block admission of shares for this purpose dated 3 March 2025 (the “Block Admission”). 1,417,845 ordinary shares (not yet in issue) remain subject to the Block Admission.

The Shares rank equally and are fully fungible with the existing issued ordinary shares of the Company.

Following this issuance of Shares, the Company confirms that as at 30 September 2026, the Company’s issued share capital consisted of 2,157,761,532 Shares with voting rights and 132,648,864 Shares held in Treasury.

Nancy Jiang
Senior Assistant Company Secretary

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